UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXPLANATORY NOTE

This report on Form 6-K and the exhibits attached hereto are specifically incorporated by reference in the registrant's Registration Statement on Form F-10 (File No. 333-155590) which was originally filed with the SEC on November 21, 2008, as amended December 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date December 5, 2008
By: /s/ Greg D. Smith Name: Greg D. Smith Title: Chief Financial Officer

Exhibit Index

Exhibit No.          Description

99.1                    Underwriting Agreement Dated December 4, 2008

EXHIBIT 99.1

UNDERWRITING AGREEMENT

December 4, 2008

Minefinders Corporation Ltd.

Suite 2288 – 1177 West Hastings Street

Vancouver, BC V6E 3K6

Attention:	Mr. Mark Bailey, President and Chief Executive Officer

Dear Mr. Bailey:

Scotia Capital Inc. (“Scotia”), BMO Nesbitt Burns Inc., (“BMONB”) and Salman Partners Inc. (each, an “Underwriter” and collectively, the “Underwriters”) hereby severally, in respect of the percentages set forth in section 7.1 of this Agreement, and not jointly, offer to purchase from Minefinders Corporation Ltd. (the “Corporation”)upon and subject to the terms hereof, an aggregate of 9,200,000units (“Units”) each consisting of one common share of the Corporation (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) at a price of $4.35 per Unit (the “Offering Price”). Each Warrant will entitle the holder thereof to purchase one common share of the Corporation (a “Warrant Share”) at a price of $5.00 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on December 31, 2011. The Warrants shall be created and issued pursuant to the Warrant Indenture (as hereinafter defined).

The Underwriters shall further be granted an option (the “Over-allotment Option”) exercisable up to 30 days after the Closing Date (as hereinafter defined) entitling the Underwriters to purchase up to that number of additional Units which is equal to 15% of the number of Units sold at the Time of Closing (as hereinafter defined) (each an “Additional Unit”) at the Offering Price. The offering of the Units and any Additional Units by the Corporation described in this underwriting agreement (the “Agreement”) is hereinafter referred to as the “Offering”. Unless the context otherwise requires, all references to the “Units”, “Shares”, “Warrants” and “Warrant Shares” shall assume the exercise of the Over-allotment Option and shall include the Additional Units and the Shares, Warrants and Warrant Shares underlying such Additional Units.

The Corporation intends to use the net proceeds of the Offering to reduce indebtedness, to fund the development of underground operations at its Dolores mine and for general corporate purposes.

The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to Scotia, for and on behalf of all of the Underwriters, a cash fee (the “Underwriters’ Fee”)in an amount equal to 5% of the gross proceeds received by the Corporation from the Offering.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined). The Offering may also take place in such other jurisdictions as may be agreed upon by the Corporation and the Underwriters.

The additional terms and conditions of this Agreement are set forth below.

1.	DEFINITIONS
1.1	In this Agreement, including any schedules forming a part of this Agreement:
(a)

“Acts” means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)

“Applicable Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, notices and orders issued by the applicable Regulatory Authorities having application;

(c)	“Base Prospectus” means the final short form base shelf prospectus of the Corporation dated December 1, 2008, including all documents incorporated therein by reference;
(d)	“Beneficiaries” has the meaning given to that term in section 10.4;
(e)	“Bringdown Comfort Letters” has the meaning given to that term in subsection 5.1(l)(ii) hereto;
(f)	“Claim” has the meaning given to that term in section 10.1;
(g)	“Closing”, “Closing Date” and “Time of Closing” have the meanings given to those terms in section 9.2;
(h)	“Closing Materials” has the meaning given to that term in subsection 5.1(l)(vii) hereto;
(i)	“Comfort Letters” has the meaning given to that term in subsection 5.1(l)(i) hereto;
(j)

“Commissions” means the securities regulatory bodies (other than stock exchanges) of all the provinces and territories of Canada (except the Province of Quebec) and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(k)	“common shares” means the class of shares of the Corporation designated as common shares without par value;
(l)	“Continuous Disclosure Materials” has the meaning given to that term in subsection 4.1(d) hereto;

(m)	“Corporation’s Financial Statements” has the meaning given to that term in subsection 4.1(x) hereto;
(n)

“Disclosure Package” means (i) the U.S. Base Prospectus, as amended and supplemented prior to the Execution Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule “D” hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

(o)	“distribution” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);
(p)	“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;
(q)	“Exchanges” means collectively the TSX and the NYSE Alternext;
(r)	“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;
(s)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;
(t)	“Form F-10” means Form F-10 as promulgated under the U.S. Securities Act;
(u)	“Form F-X” has the meaning given to that term in subsection 4.1(b);
(v)	“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;
(w)	“Indemnified Parties” has the meaning given to that term in subsection 10.1 hereto;
(x)	“Initial Sale Time” has the meaning specified in subsection 4.1(g);
(y)	“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;
(z)	“Lead Underwriter” means Scotia;
(aa)	“Legal Opinions” has the meaning given to that term in subsection 5.1(l)(iii) hereto;
(bb)	“Material Contracts” has the meaning given to that term in subsection 4.1(cc) hereto;
(cc)	“NYSE Alternext” means NYSE Alternext US LLC;

(dd)	“Officers’ Certificate” has the meaning given to that term in subsection 5.1(l)(vi) hereto;
(ee)	“Permitted Free Writing Prospectus” has the meaning given to that term in section 4.4;
(ff)	“Principals” has the meaning given to that term in subsection 4.1(y)(i) hereto;
(gg)	“Prospectus” means collectively the Base Prospectus and the Prospectus Supplements;
(hh)

“Prospectus Supplements” means the two prospectus supplements of the Corporation to be filed, which, together with the Base Prospectus, will qualify the distribution of the Units in each of the Canadian provinces and territories (except the Province of Quebec), including the documents incorporated by reference therein;

(ii)

“Qualifying Jurisdictions” means all Canadian provinces and territories (except the Province of Quebec) and the United States, being those jurisdictions in which the Units will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(jj)

“Registration Statement” means, collectively, the various parts of the registration statement of the Corporation filed on Form F-10 (File No. 333-155590), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post effective amendment thereto, and including the U.S. Prospectus Supplement and the U.S. Warrant Supplement relating to the securities to be sold in the Offering that is filed with the SEC and deemed part of such registration statement;

(kk)	“Regulations” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;
(ll)	“Regulatory Authorities” means collectively the Commissions, the SEC and the Exchanges;
(mm)	“SEC” means the United States Securities and Exchange Commission;
(nn)	“Shareholders” has the meaning given to that term in subsection 4.1(y)(i);
(oo)	“Subsidiaries” means the Subsidiaries of the Corporation identified as such in Schedule “A” hereto;
(pp)	“Supplementary Material” has the meaning given to that term in section 2.2(b) hereto;

(qq)	“trade” has the meaning given to that term in the Securities Act (British Columbia);
(rr)	“TSX” means the Toronto Stock Exchange;
(ss)	“Underwriters’ Expenses” has the meaning given to that term in section 6.2;
(tt)	“Underwriters’ Fee” has the meaning given to that term on page 1 of this Agreement;
(uu)

“U.S. Base Prospectus” means the base shelf prospectus of the Corporation dated December 1, 2008, in the form in which it has most recently been filed, or transmitted for filing, under the Registration Statement with the SEC on or prior to the Execution Time (including the documents incorporated by reference therein);

(vv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
(ww)

“U.S. Final Prospectus” means the U.S. Base Prospectus as amended or supplemented (including the documents incorporated by reference therein) prior to the Execution Time, until such time after the Execution Time as the U.S. Prospectus Supplement and U.S. Warrant Supplement containing pricing information with respect to the Offering and registering the offer and sale of the Units, Shares and Warrants and the issuance of the Warrant Shares upon exercise of the Warrants, respectively, under the U.S. Securities Act are filed with the SEC pursuant to General Instruction II.L., at which time “U.S. Final Prospectus” with respect to the Offering shall mean the U.S. Base Prospectus including the U.S. Prospectus Supplement and U.S. Warrant Supplement (including the documents incorporated by reference therein);

(xx)

“U.S. Prospectus Supplement” means the prospectus supplement to the U.S. Base Prospectus containing pricing information with respect to the Offering and registering the offer and sale of the Units, Shares and Warrants under the U.S. Securities Act that is first filed with the SEC pursuant to General Instruction II.L.;

(yy)	“U.S. Securities Act” means the United States Securities Act of 1933,as amended;
(zz)

“U.S. Warrant Supplement” means the prospectus supplement to the U.S. Base Prospectus registering the issuance of the Warrant Shares upon exercise of the Warrants under the U.S. Securities Act that is first filed with the SEC pursuant to General Instruction II.L.; and

(aaa)	“Warrant Indenture” means the warrant indenture governing the terms and conditions of the Warrants to be dated as of the Closing Date.

All references to dollar figures in this Agreement are to Canadian dollars.

2.	NATURE OF THE TRANSACTION
2.1

This offer is conditional upon, among other things, the Corporation filing the Prospectus Supplements with the Commissions and the U.S. Prospectus Supplement and U.S. Warrant Supplement with the SEC on or before December 4, 2008.

2.2

The Corporation agrees to pay to the Underwriters upon completion of the Offering the Underwriters’ Fee. The Underwriters’ Fee is payable at the Time of Closing in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)	acting as underwriters of the Corporation to purchase the Units;
(b)

assisting in the preparation of the Prospectus Supplements together with any documents supplemental thereto (collectively, the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)	distributing the Units to the public both directly and through other registered dealers and brokers; and
(d)	all other services arising out of the agreement resulting from the Corporation’s acceptance of this offer.
2.3

The distribution of the Units, the Over-allotment Option and any Additional Units shall be qualified by the Prospectus and the U.S. Final Prospectus under Applicable Securities Laws in the Qualifying Jurisdictions. Units and/or Additional Units may also be distributed in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Units and/or Additional Units in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

2.4

The Shares and Warrant Shares shall be listed at Closing on the Exchanges and any Shares or Warrant Shares issued pursuant to any Additional Units shall be listed on the Exchanges on the earlier of the Closing Date and the date of their issuance.

2.5	The Corporation shall use its commercially reasonable efforts to arrange for the listing of the Warrants on the TSX as soon as possible.
2.6

For as long as any Warrants are outstanding, the Corporation shall keep effective the Registration Statement, including the U.S. Warrant Supplement which registers the issuance of the Warrant Shares, or such other shelf registration statement under the U.S. Securities Act that registers the issuance of the Warrant Shares and the Corporation shall make reasonable best efforts to keep such shelf registration statement continuously available for the issuance of Warrant Shares during such time.

2.7

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.8

Each Underwriter covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the Exchanges and with the Applicable Securities Laws of each Qualifying Jurisdiction or other jurisdiction in which it acts as Underwriter of the Corporation in connection with the Offering.

3.	OVER-ALLOTMENT OPTION
3.1

The Corporation hereby grants to the Underwriters the Over-allotment Option to purchase severally and not jointly and to offer for sale to the public pursuant hereto the Additional Units upon the terms and conditions set forth herein. The Over-allotment Option shall be non-assignable and shall be exercisable, in whole or in part, at any time from the date hereof up to 30 days after the Closing Date by the Lead Underwriter giving notice to the Corporation by such date, specifying the number of Additional Units to be purchased. The Additional Units will be qualified under the Prospectus and the U.S. Final Prospectus.

3.2	The closing date on which the Additional Units will be delivered by the Corporation and paid for by the Underwriters shall be the date agreed upon between the Lead Underwriter and the Corporation.
3.3

Following receipt of notice delivered in accordance with subsection 3.1, the Corporation shall proceed to issue and deliver to the Underwriters on the closing date agreed upon by the Lead Underwriter and the Corporation, at the Offering Price, the number of Additional Units specified in such notice, along with the Underwriters’ Fee payable with respect to such Additional Units.

4.	REPRESENTATIONS AND WARRANTIES
4.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:
(a)	the Corporation and each of the Subsidiaries is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;
(b)

the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement and an amendment thereto and an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), each in the form heretofore delivered to the Lead Underwriter, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus contained therein has heretofore been filed with the Commissions, except for any documents filed with the SEC or the Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Lead Underwriters for delivery by them to each of the other Underwriters;

(c)

no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation's knowledge, no proceeding for that purpose has been initiated or threatened by the SEC;

(d)

all documents previously published or filed by the Corporation with the Regulatory Authorities (the “Continuous Disclosure Materials”) contained no untrue statement of a material fact as at the date of their specific filings nor did they omit to state a material fact which, as at the dates of their specific filings, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws;

(e)

the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to all applicable requirements of the U.S. Exchange Act and the rules and regulations of the SEC thereunder; and any further documents so filed and incorporated by reference in the Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Applicable Securities Laws;

(f)

on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Time of Closing, the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Base Prospectus did and, when supplemented by the U.S. Prospectus Supplement and U.S. Warrant Supplement, will, and at the Time of Closing the U.S. Final Prospectus will, conform in all material respects with the applicable requirements of Applicable Securities Laws and the rules and regulations of the Commissions under Applicable Securities Laws; the Registration Statement, as of the Effective Date, and the Base Prospectus as of its filing date, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Base Prospectus as supplemented by the U.S. Prospectus Supplement and U.S. Warrant Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Prospectus Supplement and U.S. Warrant Supplement respectively, and as of the Time of Closing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion in the Registration Statement, the Base Prospectus, the U.S. Prospectus Supplement, the U.S. Warrant Supplement or the U.S. Final Prospectus;

(g)

as of 7:52 a.m. (Eastern time) on December 2, 2008 (the “Initial Sale Time”) and as of the Time of Closing, the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein;

(h)

at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Units, the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act);

(i)

each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Corporation will notify promptly the Lead Underwriter so that any use of the Disclosure Package may cease until it is amended or supplemented;

(j)

the Corporation’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule “A” to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all material liens, charges and encumbrances of any kind whatsoever other than security interests in favour of the Bank of Nova Scotia that have been disclosed to the Underwriters;

(k)

the Corporation is a reporting issuer or the equivalent in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of such jurisdictions;

(l)	the common shares of the Corporation are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation;
(m)

the authorized capital of the Corporation consists of an unlimited number of common shares, of which 49,806,956 common shares were issued and outstanding as of the date hereof as fully paid and non-assessable shares in the capital of the Corporation;

(n)

except as disclosed in Schedule “B” or pursuant to this Agreement, there are no, nor will there be immediately prior to the Time of Closing, outstanding options, agreements or rights of any kind whatsoever to acquire any common shares of the Corporation;

(o)

upon their issuance, the Warrants will be validly issued and the Shares and Warrant Shares will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, and in each case free and clear of all voting restrictions, resale or trade restrictions and liens, charges or encumbrances of any kind whatsoever;

(p)

the Shares and Warrant Shares will on their respective dates of issue be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, within the meaning of the Income Tax Act (Canada);

(q)

all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(r)

the Corporation and each Subsidiary has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(s)

the Corporation and each of the Subsidiaries have good title to their respective material assets as disclosed in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, free and clear of all material liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Prospectus, the Disclosure Package and the U.S. Final Prospectus and other than security interests in favour of the Bank of Nova Scotia that have been disclosed to the Underwriters;

(t)

all material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Corporation or the Subsidiaries are completely and accurately described in the Prospectus, the Disclosure Package and the U.S. Final Prospectus and, except as set out in the Prospectus, the Disclosure Package and the U.S. Final Prospectus: are owned or held by the Corporation or such Subsidiaries as owner thereof with good title; are in good standing; and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them. Except as set out in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, no other material property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ businesses as they are currently being conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any material respects;

(u)

except as set out in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date;

(v)

except as set out in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Corporation and each of the Subsidiaries are in compliance in all material respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(w)	the Corporation and each of the Subsidiaries maintain insurance against loss of, or damage to, their material assets including property and casualty insurance for its

Canadian operations; property and casualty insurance for its exploration and development operations outside of Canada; and all of the policies in respect of such insurance are in amounts and on terms that in the view of the Corporation’s management are reasonable for operations such as these, and are in good standing in all respects and not in default in any respect;

(x)

the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2007 and December 31, 2006 and the interim period ended September 30, 2008 (collectively, the “Corporation’s Financial Statements”), copies of which are incorporated by reference in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation’s Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis and have been reconciled to U.S. generally accepted accounting principles in accordance with Item 18 of Form 20-F under the U.S. Exchange Act;

(y)

the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Corporation’s Financial Statements or in the Prospectus, the Disclosure Package and the U.S. Final Prospectus:

(i)

neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively, the “Principals”), other than on account of directors fees or expenses accrued but not paid, or to any of its shareholders (the “Shareholders”);

(ii)	none of the Principals or Shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and
(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;
(z)

there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Corporation’s Financial Statements, except those incurred in the ordinary course of their respective businesses since September 30, 2008;

(aa)

except as set out in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, since September 30, 2008, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(bb)

the directors, officers and key employees of the Corporation and their compensation arrangements with the Corporation, whether as directors, officers or employees of, or as independent contractors or consultants to, the Corporation are as disclosed in the Prospectus, the Disclosure Package and the U.S. Final Prospectus and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation, except as disclosed in Schedule “C” hereto;

(cc)

all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the “Material Contracts”) have been disclosed in the Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(dd)

all tax returns, reports, elections, remittances and payments of the Corporation, and the Subsidiaries, required by law to have been filed or made, have been filed or made (as the case may be) and are true, complete and correct and all taxes owing of the Corporation and all material amounts of taxes owing by the Subsidiaries have been paid or accrued in the Corporation’s Financial Statements;

(ee)

the Corporation and the Subsidiaries have been assessed for all applicable taxes to and including the Corporation’s fiscal year ended December 31, 2007, and have received all appropriate refunds, have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or of the Subsidiaries, taken as a whole, not adequately reflected in the Corporation’s Financial Statements;

(ff)

except as disclosed in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending, or threatened against or affecting the Corporation, or the Subsidiaries, their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefor;

(gg)

neither the Corporation nor any of the Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this Section, “environmental laws”). Without limiting the generality of the foregoing:

(i)

the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and there are no orders, rulings or directives pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries;

(hh)

no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on the Corporation or the Subsidiaries, taken as a whole, and to the best of the Corporation’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(ii)

the Corporation, the Subsidiaries and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a material adverse effect on the Corporation;

(jj)

the Corporation has good and sufficient right and authority to enter into this Agreement and the Warrant Indenture and to complete its transactions contemplated under this Agreement and the Warrant Indenture on the terms and conditions set forth therein;

(kk)

the execution and delivery of this Agreement and the Warrant Indenture, the performance of its obligations under this Agreement and the Warrant Indenture and the completion of its transactions contemplated under this Agreement and the Warrant Indenture will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute a default under, the constating documents of the Corporation or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the

Corporation or any of the Subsidiaries is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound;

(ll)

there is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Prospectus Supplements, the Disclosure Package or the U.S. Final Prospectus under the headings “Plan of Distribution”, “Details of this Offering”, “Income Tax Considerations”, “Description of Share Capital”, “Description of Warrants” and “Description of Share Purchase Contracts” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(mm)

the Prospectus, including any and all amendments thereto and together with all of the information incorporated by reference therein, constitute full, true and plain disclosure of all material facts relating to the corporation and the securities to be issued pursuant to the Offering and comply with Applicable Securities Laws;

(nn)

the Corporation is not and, after giving effect to the offering and sale of the Units and, if applicable, the Additional Units and the application of the proceeds as described in the Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds”, will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(oo)

the Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Applicable Securities Laws, the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Units, the Common Shares or the Warrants;

(pp)

the Warrant Indenture and the Warrants, when duly executed and delivered by the Company, will each constitute a valid and binding obligation of the Company enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law);

(qq)

the Corporation (a) has been reporting with Canadian securities regulators for the 36 months immediately prior to filing the U.S. Prospectus Supplement and U.S. Warrant Supplement, (b) was in compliance with all applicable requirements of such regulators at the time of filing the U.S. Prospectus Supplement and U.S. Warrant Supplement, (c) is a foreign private issuer, and (d) had a total market value in excess of $360 million and a public float in excess of $75 million as of any date within 60 days prior to filing of the U.S. Prospectus Supplement and U.S. Warrant Supplement; and

(rr)

neither the Corporation nor any of its subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Corporation’s knowledge, any agent or representative of the Corporation or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Corporation and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

4.2

The representations and warranties of the Corporation contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters for a period ending 12 months after the date of this Agreement.

4.3	Each of the Underwriters represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:
(a)	the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;
(b)

the Underwriter is, and will remain so until the completion of the Offering, appropriately registered in each jurisdiction in which it offers the Units under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the TSX;

(c)	the Underwriter will sell the Units in accordance with Applicable Securities Laws and the laws of any other jurisdictions in which the Units are sold under the Offering; and
(d)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein.

4.4

Unless the Corporation and the Lead Underwriter otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Units or any securities underlying the Units that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Securities Act); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule “D” hereto. Any such free writing prospectus consented to by the Lead Underwriter or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

4.5

The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the completion of the transactions contemplated under this Agreement.

5.	ADDITIONAL COVENANTS
5.1	The Corporation covenants and agrees with the Underwriters that it shall:
(a)

file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain the requisite acceptance of the Exchanges for the Offering prior to the Closing Date;

(b)

with respect to the filing of the Prospectus Supplements, the U.S. Prospectus Supplement and the U.S. Warrant Supplement, as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters’ execution of the certificates attached thereto;

(c)

prior to the filing of the Prospectus Supplements, the U.S. Prospectus Supplement and the U.S. Warrant Supplement, allow the Underwriters to review the Prospectus Supplements, the U.S. Prospectus Supplement and the U.S. Warrant Supplement and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as statutory underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectus and U.S. Final Prospectus and access to key officers of the Corporation;

(d)

during the period prior to the completion of the Offering and at any time when a prospectus relating to the Units or the securities underlying the Units is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), promptly notify the Underwriters in writing of any material change (actual or proposed) in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is, or may be (x) of such a nature as to render the Prospectus Supplements, the Base Prospectus, the U.S. Final Prospectus or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Applicable Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Units or the securities underlying the Units, or (y) results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Base Prospectus or U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Base Prospectus or U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the U.S. Base Prospectus or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder, and:

(i)

the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under Applicable Securities Laws and the U.S. Securities Act, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change ;

(ii)

however, notwithstanding the foregoing, the Corporation shall not file any Supplementary Material or any other filings required pursuant to this subsection 5.1(d) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subsection (d) above and, if any financial or accounting information is contained in any of the

Supplementary Material, additional Comfort Letters to those required by subsection (l) below;

(f)

from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of the Prospectus and any amendments thereto, and the Registration Statement (including the U.S. Base Prospectus) and any amendments thereto, including copies of all exhibits and documents filed therewith, as the Underwriters may reasonably request, and such delivery will constitute the Corporation’s consent to the Underwriters’ use of such documents in connection with the Offering;

(g)

by the act of having delivered each of the Prospectus and any amendments thereto to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws of the Qualifying Jurisdictions and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation as required by the Applicable Securities Laws of the Qualifying Jurisdictions;

(h)

prior to the Time of Closing, fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Shares, Warrants and Warrant Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(i)	maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for so long as the Warrants are outstanding;
(j)	maintain its listing of its common shares on the Exchanges for so long as the Warrants are outstanding;
(k)	prior to the Closing Date, allot and reserve for issuance the Shares and the Warrant Shares
(l)	deliver to the Underwriters and their legal counsel, as applicable:
(i)

at the time of execution of the Prospectus Supplements by the Underwriters, comfort letters (the “Comfort Letters”) of the Corporation’s current and former auditors addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Prospectus Supplements, in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Prospectus, the Disclosure Package and the U.S. Final Prospectus, and to such other matters as the Underwriters may reasonably require;

(ii)

at the Time of Closing, the Underwriters shall have received comfort letters (the “Bringdown Comfort Letters”) of the Corporation's current and former auditors, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the Comfort Letters forward to the Time of Closing;

(iii)

at the Time of Closing, such legal opinions (the “Legal Opinions”) of the Corporation’s various legal counsel addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto), the trade and distribution of the Shares, Warrants and Warrant Shares without restriction, and to such other matters as the Underwriters may reasonably require;

(iv)

at the Time of Closing, a 10b-5 legal opinion of each of the Corporation’s Canadian and U.S. legal counsel (the “10b-5 Legal Opinions”), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably;

(v)

at the Time of Closing, a legal opinion of Garcia-Jiménez & Asociados, counsel to the Corporation, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Corporation’s Dolores Project (the “Dolores Opinions”);

(vi)

at the Time of Closing, a certificate (the “Officers’ Certificate”) of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the content of the Base Prospectus, ownership of the Corporation’s material mineral properties and surface rights overlying such properties, and to the trade and distribution of the Units and to such other matters as the Underwriters may reasonably require, including without limitation, with respect to the resolutions of the board of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers;

(vii)

at the Time of Closing, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(m)

from and including the date of this Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(n)

during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, not issue or announce the issuance of any common shares or any securities convertible into or exchangeable for or exercisable to acquire common shares, without the prior consent of Scotia and BMONB, such consent not to be unreasonably withheld, other than pursuant to currently outstanding rights (including securities contemplated by the Offering), or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval;

(o)

file all reports required to be filed by it with the Commissions under Applicable Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Units and the securities underlying the Units, and during such same period will advise the Lead Underwriter, promptly after it receives notice thereof, of the issuance by a Commission or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Units or the securities underlying the Units, of the suspension of the qualification of such Units or the securities underlying the Units for offering or sale in any of the Qualifying Jurisdictions, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by a Commission or the SEC for the amending or supplementing of the Registration Statement, the Base Prospectus, the Prospectus Supplements or the U.S. Final Prospectus or for additional information relating to the Units or the securities underlying the Units; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Units or the securities underlying the Units or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Units or the securities underlying the Units or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible; and

(p)

arrange, if necessary, for the qualification of the Units and the securities underlying the Units for sale under the laws of the Qualifying Jurisdictions, including any state of the United States, and will maintain such qualifications in effect so long as required for the distribution of the Units and the securities underlying the Units provided that in no event shall the Corporation be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units and the securities underlying the Units, in any jurisdiction where it is not now so subject.

5.2	Each of the Underwriters covenants and agrees with the Corporation that it shall:
(a)	fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions;
(b)

upon being satisfied, acting reasonably, that each Prospectus Supplement is in a form satisfactory for filing with the Commissions, execute each of the Prospectus Supplements, presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

(c)	execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature.
6.	UNDERWRITERS' FEES AND EXPENSES
6.1

In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters’ Fee.

6.2

The Underwriters will be responsible for the fees and disbursements of the Underwriters’ legal counsel and all out-of-pocket expenses of the Underwriters (the “Underwriters’ Expenses”). All other expenses of or incidental to the creation, issue, delivery and marketing of the Offering shall be borne by the Corporation, including, without limitation, printing and translation costs, filing fees, cost of the Corporation’s legal and accounting advisors, cost of the certificates and fees of the transfer agent and registrar. In the event that the Offering is terminated, other than by reason of default of the Underwriters, the Corporation shall reimburse the Underwriters for any and all expenses reasonably incurred by the Underwriters.

6.3

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter (or with respect to Section 5.1(n) by Scotia and BMONB) and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters.

7.	UNDERWRITING PERCENTAGES
7.1

The obligations of the Underwriters hereunder, including the obligation to purchase Units and if the Over-allotment Option is exercised, any obligation to purchase Additional Units shall be several, and not joint, and shall be limited to the percentages of the aggregate percentage of the Units and Additional Units set out opposite the name of the Underwriters below:

Scotia Capital Inc.	47.5%
BMO Nesbitt Burns Inc.	47.5%
Salman Partners Inc.	5%
7.2

In the event that any Underwriter shall fail to purchase its applicable percentage of the Units or Additional Units, if applicable, at the Closing Time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Units and Additional Units, if applicable, which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Units and Additional Units, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default and with respect to the Offering and shall be entitled to terminate their obligations under this Agreement. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Units or relieve from liability to the Corporation any Underwriter which shall be so in default.

8.	CONDITIONS PRECEDENT
8.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriter on behalf of the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Units, the Over-allotment Option and the Additional Units;

(b)

the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus to permit the Corporation to complete its obligations hereunder;

(c)

the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required Comfort Letters, Bringdown Comfort Letters, Legal Opinions, 10b-5 Legal Opinions, Dolores Opinion, Officers’ Certificate and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose will be pending or threatened;

(e)

as of the Time of Closing, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities must be made publicly available in connection with the sale of the Units that have not been made publicly available as required; no contracts, documents or other materials required to be filed with Regulatory Authorities in connection with the Prospectus, the Registration Statement, the Disclosure Package or the U.S. Final Prospectus that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials required to be described or referred to in the Prospectus, the Registration Statement, the Disclosure Package or the U.S. Final Prospectus that are not described or referred to as required and delivered to the Underwriters;

(f)

the Underwriters shall have received at the Time of Closing a letter from the transfer agent of the Corporation dated the date of Closing and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;
(h)

the Underwriters having received at the Time of Closing such further certificates, opinions of counsel (including opinions and 10b-5 letters from the Underwriters’ Canadian and U.S. counsel) and other documentation from the Corporation as the Underwriters or their counsel may reasonably require and as are customary in a transaction of this nature;

(i)

there shall not have occurred between September 30, 2008 and the Time of Closing, any adverse material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(j)

the due diligence conducted by the Underwriters shall not have revealed any adverse material change or material fact in respect of the Corporation not generally known to the public which should have been previously disclosed, and the Underwriters being satisfied with the results of their due diligence investigation of the Corporation prior to the Time of Closing;

(k)

the Corporation will have, as of the Time of Closing, complied with all of its covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Shares and Warrant Shares on the Exchanges; and

(l)

the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing as if such representations and warranties had been made as of the Time of Closing.

9.	CLOSING
9.1

The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Stikeman Elliott LLP, Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, legal counsel to the Corporation.

9.2

The Corporation and the Underwriters shall cause the Closing to occur on December 11, 2008 or such other date as may be agreed by the Corporation and the Underwriters (the “Closing Date”) at such time as may be agreed to by the Corporation and the Underwriters (the “Time of Closing”).

9.3

On the Closing, the Corporation shall issue and deliver to the Underwriters the certificates representing the Shares and Warrants in the names and denominations reasonably requested by the Underwriters.

9.4

If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Units and any Additional Units, less the Underwriters’ Fee.

10.	INDEMNITY
10.1

The Corporation shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, agents and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses, claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)

any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)

any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Base Prospectus, the Disclosure Package, the U.S. Final Prospectus, or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation provided in writing for inclusion in the Prospectus by the Lead Underwriter) contained in the Prospectus, which operates to prevent or restrict the trading in or the sale or distribution of the Shares, Warrants or Warrant Shares;

(d)	the Corporation not complying prior to the completion of the distribution of the Units and the Additional Units with any requirement of any Applicable Securities Laws relating to the Offering;
(e)

any order made by any regulatory authority that trading in or distribution of any of the Corporation’s securities is to cease or be suspended, or that trading by the directors, officers or promoters of the Corporation, or any one of them, shall cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)

the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Shares or Warrants in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein; and

(g)

a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein.

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis.

This indemnity shall be in addition to any liability which the Corporation may otherwise have.

10.2

Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, the Prospectus or the U.S. Final Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection 10.1 of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, the Prospectuses, the U.S. Final Prospectus, any Issuer Free Writing Prospectus (or in any amendment or supplement thereto, including any Supplementary Material) in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for inclusion therein.

10.3

If any Claim contemplated by this section 10 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 10 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this section 10, except to the extent that such delay prejudices the Corporation’s ability to contest such Claim). The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)	the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within thirty days of receiving notice of the suit;
(b)	the employment of that counsel has been authorized in writing by the Corporation; or
(c)

the named parties to the suit (including any added or third parties) including the Corporation and the Indemnified Party has been advised in writing by its outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in subsections 10.3(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent shall not be unreasonably withheld.

10.4

The Corporation hereby acknowledges and agrees that, with respect to this section 10, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under this section 10 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

10.5

In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 10 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Units and the Additional Units) of the nature contemplated in section 10 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee or any portion actually received.

10.6

No party guilty of fraud or fraudulent misrepresentation shall be entitled to claim indemnification under this section 10 or contribution under section 10.5 from any person who is not guilty of such fraud or fraudulent misrepresentation.

10.7

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 10.5 shall apply, mutatis mutandis, in respect of that other right.

10.8

The obligations under this section 10 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

11.	TERMINATION OF AGREEMENT

In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Units and Additional Units received by the Underwriters may be terminated by the Underwriters upon delivery of written notice from the Lead Underwriter to the Corporation at any time up to the Closing of the Offering in any of the following events:

(a)

there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact which was required to be disclosed in the Prospectus, the Disclosure Package or the U.S. Final Prospectus, or otherwise, which, in each case, in the reasonable opinion of the Lead Underwriter, has or would be expected to have a material adverse effect on the market price or value of any of the shares of the Corporation, including without limitation the Units and the Additional Units;

(b)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, Commission, the SEC, board, bureau, agency or other instrumentality including, without limitation, the Exchanges or any securities regulatory authority involving the Corporation or any of its officers or directors or any law or regulation is enacted or changed which, in the opinion of the Lead Underwriter, acting reasonably, operates to prevent or restrict the trading of the shares of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the shares of the Corporation or the distribution of the Units or Additional Units, or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Units or Additional Units, or any stop order suspending the effectiveness of the Registration Statement;

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of the Lead Underwriter, adversely affects or involves, or will or could reasonably be expected to adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole; or

(d)	if there is a failure by the Corporation, or otherwise, of the satisfaction of any of the conditions precedent set out in section 8 of this Agreement.

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

11.2	Any termination under section 11.1 shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.
11.3	The Corporation shall pay the Underwriters’ Expenses in the event of termination as set out in section 11.1.
12.	GENERAL
12.1

Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Minefinders Corporation Ltd.

Suite 2288 – 1177 West Hastings Street

Vancouver, BC V6E 3K6

Attention:	Mr. Mark Bailey, President and Chief Executive Officer
Fax No.:	(604) 687-6267

with a copy to:

Stikeman Elliott LLP

Suite 1700, Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Attention:	John Stark
Fax No.:	(604) 681-1825

Dorsey & Whitney LLP

370 17th Street, Suite 4700

Denver, Colorado 80202

Attention	Kenneth G. Sam
Fax No.:	(303) 629.3450

and in the case of the Underwriters, be addressed and telecopied or delivered to:

Scotia Capital Inc.

18th Floor, 650 West Georgia Street

Vancouver, BC V6B 4N9

Attention:	Marcus Chalk
Fax No.:	(604) 661-7496

BMO Nesbitt Burns Inc.

Suite 1700, 885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:	Jamie Rogers
Fax No.:	(604) 443-1408

Salman Partners Inc.

Suite 1700, 1095 West Pender Street

Vancouver, BC V6E 2M6

Attention:	Alan Herrington
Fax No.:	(604) 685-2457

with a copy to:

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention:	Peter J. O’Callaghan
Fax No.:	(604) 631-3309

Shearman & Sterling LLP

Commerce Court West, Suite 4405, PO Box 247

Toronto, Ontario M5L 1E8

Attention:	Christopher Cummings
Fax No.:	(416) 360-2958

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.3

The Corporation acknowledges and agrees that (i) the purchase and sale of the Units and the Additional Units pursuant to this Agreement is an arm's-length commercial transaction between the Corporation, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each

Underwriter is acting solely as a principal and not the agent or fiduciary of the Corporation, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Corporation with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) or any other obligation to the Corporation except the obligations expressly set forth in this Agreement and (iv) the Corporation has consulted its own legal and financial advisors to the extent it deemed appropriate. The Corporation agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

12.4

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letter dated December 2, 2008.

12.5	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.
12.6

The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.7

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.8

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.9	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.
12.10	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.
12.11	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

12.12

This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

SCOTIA CAPITAL INC. Per: "Marcus Chalk" Marcus Chalk
BMO NESBITT BURNS INC. Per: "Jamie Rogers" Jamie Rogers
SALMAN PARTNERS INC. Per: "Alan Herrington" Alan Herrington

The foregoing is accepted and agreed to on the 4th day of December, 2008, effective as of the date appearing on the first page of this Agreement.

MINEFINDERS CORPORATION LTD. Per: "Mark Bailey" Mark Bailey

SCHEDULE “A”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Minefinders (USA) Inc.	USA	100% directly
Compania Minera Dolores, SA de CV	Mexico	100% directly
Minera Minefinders, SA de CV	Mexico	100% directly
Servicios Mineros Sierra SA de CV	Mexico	100% directly
MFL Metals Trading Ltd.	Barbados	100% directly

SCHEDULE “B”

As of the date hereof, the Corporation had 3,958,000 options for the purchase of common shares outstanding under its stock option plans, as set out below, all of which are fully vested and immediately exercisable.

Number of Options	Exercise Price Cdn. $	Expiry Date
50,000	12.35	March 17, 2009
75,000	8.25	May 17, 2009
580,000	8.80	September 14, 2009
303,000	5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
100,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013

In October, 2006 the Corporation issued $85 million of 4.5% unsecured convertible senior notes maturing December 2011, convertible into common shares at 91.9118 shares per $1,000 note, or 7,812,500 shares in aggregate.

SCHEDULE “C”

The Company has employee benefit plans in place in Canada and in the USA, as undernoted:

Canada (all employees eligible)

•	Encon Group Inc. (through Maritime Life)
•	Health, life insurance, dental, paramedical
•	RRSP matching plan
•	Company reimburses 50% of actual contributions made in respect of the current year’s maximum allowable contribution (carry-forward contributions are not eligible)

US (all employees eligible)

•	Principal Financial Group
•	Health, life insurance, vision care
•	John Hancock Group – 401 K matching plan
•	Company matches 100% of actual contributions, up to a maximum of 4% of the participant’s annual salary

SCHEDULE “D”

Issuer:	Minefinders Corporation Ltd. (the “Company”).
Issue:	9,200,000 Units (the “Units”) of the Company. Each Unit is defined as one Common Share of the Company (the “Common Shares”) plus one-half Common Share Purchase Warrant of the Company (the “Warrants”).
Amount:	C$40,020,000
Price:	C$4.35 per Unit
Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part for a period of 30 days after Closing, to purchase up to an additional 1,380,000 Units (representing up to 15% of the offering) at the offering price per Unit and on the same terms and conditions as set forth herein to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Issue will be used to enhance working capital, reduce indebtedness and for general corporate purposes.
Warrants:

Each whole Warrant entitles the holder to purchase one Common Share at a price of C$5.00. The Warrants are exercisable by the holder at any time from closing until December 31, 2011. For so long as the Warrants are outstanding, the Company will keep a shelf registration statement effective that registers the issuance of the Common Shares underlying the Warrants.

Issue Type:

Bought underwritten public issue, eligible for sale in all provinces of Canada, except Quebec, pursuant to a short form base shelf prospectus, in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.
Listing:

Application will be made to list the Common Shares offered herein on the TSX under the symbol “MFL” and on the NYSE Alternext under the symbol “MFN”. Application will be made to list the Warrants offered herein on the TSX.

Eligibility:	The Units are eligible under the usual Canadian statutes and for RRSPs, RRIFs, DPSPs and RESPs.
Joint Bookrunners:	Scotia Capital Inc. and BMO Capital Markets
Commission:	5.00%, payable upon Closing.
Closing:	On or about December 11, 2008.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets, Roxanna Capitao, 40 King St. W., 65th Floor, Toronto, Ontario M5W 2X6 (telephone: 416-863-7617, fax: 416-863-7420); or in the U.S. from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, Sarah Tilley, 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY 10006 (telephone: 212-225-6853, fax: 212-225-6670).